November 25, 2024

Timothy Bridgewater
Chief Executive Officer
Zeo Energy Corp.
7625 Little Rd, Suite 200A
New Port Richey Florida 34654

       Re: Zeo Energy Corp.
           Form 8-K
           Filed November 14, 2024
           File No. 001-40927
Dear Timothy Bridgewater:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on November 14, 2024
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 1

1.     You disclosed that your company   s audited financial statements,
Management   s
       Discussion and Analysis of Financial Condition and Results of Operation
and
       unaudited pro forma combined financial information for the fiscal years ended
       December 31, 2023 and 2022 included in the company   s Form 8-K, as
filed with SEC
       on March 20, 2024, as amended on March 25, 2024 and August 19, 2024,
(ii) your
       company   s unaudited interim financial statements for three months
ended March 31,
       2024 included in the Quarterly Report on Form 10-Q/A, as filed with the SEC on
       August 19, 2024, (iii) your company   s unaudited interim financial
statements for three
       and six months ended June 30, 2024 included in the Quarterly Report on Form 10-Q, as filed with the SEC on August 19, 2024 (iv) the financial statements noted in items
       (i) through (iii) above included in the company   s Registration
Statement on Form S-1,
       as amended, which was declared effective by the SEC on October 1, 2024, should no
       longer be relied upon. You also stated that your company   s management
have
       discussed with Grant Thornton LLP, the company   s independent
registered public
 November 25, 2024
Page 2

       accounting firm. Please file an amendment to this report to include a letter from your independent registered public accountant as Exhibit 7 under 4.02(c) of Form 8-K.
       Refer to Item 601(b)(7) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Andri Carpenter at 202-551-3645 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing